David K. Robbins

Direct Phone: 213.680.6560

Direct Fax: 213.830.8660

david.robbins@bingham.com

July 7, 2009

Via EDGAR

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Texas Industries, Inc.
Additional Soliciting Material filed pursuant to Rule 14a-12
By Shamrock Activist Value Fund, L.P. et al.
Filed June 29, 2009
File No. 1-04887

Dear Ms. Kim:

This letter is in response to your letter dated July 1, 2009 regarding the Rule 14a-12 filing made by Shamrock Activist Value Fund, L.P. and certain of its affiliates (which we collectively refer to for convenience of reference, as the “Shamrock Activist Value Fund”). For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by the Shamrock Activist Value Fund’s response.

Soliciting Material

1.        In future filings, you should characterize each statement of assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company’s financial and market performance, including but not limited to the following assertions:

•

Texas Industries has a well documented record of underperformance versus its peers—in terms of both profitability and share price—which we believe is the result of poor management and inefficient capital allocation; and

•	Texas Industries’ management has a disconcerting record of overpromising and underdelivering.

The Shamrock Activist Value Fund believes that all of the statements cited are clearly identified as the Shamrock Activist Value Fund’s beliefs, as indicated by the lead-in

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

language (i.e. “[I]n particular, we believe that:”). That qualification modifies all of the bullet points that follow. Also, that these are the views of the Shamrock Activist Value Fund is further reinforced by the text of certain of the bullets themselves (e.g., the first bullet point cited above states “which we believe is the result of poor management and inefficient capital allocation”).

For the Staff’s reference, we are providing supplemental information to support the Shamrock Activist Value Fund’s beliefs on these matters (the “Supplemental Materials”), including: public statements of Texas Industries’ management promising or projecting certain results or actions that were then not achieved (i.e. overpromising and underdelivering); demonstrating that Texas Industries’ performance has lagged behind its peers (i.e. a record of underperformance); and demonstrating that Texas Industries has allocated significant capital during the last four years to expand production capacity without realizing increased production, revenues or profits from those capital expenditures (i.e. poor management and inefficient capital allocation). For example, Texas Industries reported in its Form 10-Q for the quarter ended February 28, 2009 that it was suspending its production expansion project in Hunter, Texas after spending an estimated $300 million. Because the project was not completed, those capital expenditures did not add any additional production capacity and therefore have not generated any additional revenues or profits. The Shamrock Activist Value Fund believes these facts, as well as the information in the Supplemental Materials, provide a reasonable basis for the beliefs cited in the Shamrock Activist Value Fund’s letter.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

2.        Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation of Texas Industries, Inc. or its board or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, not that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, please provide support for or delete the following statements:

•

Texas Industries’ Board has not exercised proper oversight of management, has not held management properly accountable for operational failures and shortfalls, and has failed to properly link management’s pay to Texas Industries’ performance;

•

Texas Industries’ Board is comprised of an insular network of long-term Board members who do not communicate effectively and transparently with Texas Industries’ shareholders, and have implemented and continue to maintain “anti-takeover” protections having a primary purpose and effect of entrenching their positions on the Board

The Shamrock Activist Value Fund respectfully disagree that the statements cited above impugn character, integrity or personal reputation of Texas Industries or its Board or charge illegal or improper or immoral conduct. The Shamrock Activist Value Fund believes that the Board has failed to promote shareholder value and that these opinions are well supported by fact. For example, in Shamrock Activist Value Fund’s view, the failure of the Board to carefully review and analyze recent capital expenditure projects allowed management to spend hundreds of millions of dollars on ill-considered and ill-timed expansion efforts that have been abandoned and have yielded no incremental revenues or profits, as described above. Also, the Shamrock Activist Value Fund notes that high levels of management compensation which have been consistently increasing during a period when the company was not performing well demonstrates a clear disconnect between pay and performance. For example, the CEO received over $9

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

million in total compensation in 2007 and 2008, as reported in the company’s most recent proxy statement, while during that same period Texas Industries was underperforming as compared to its self-selected peer group on a number of measures, as illustrated in the Supplemental Materials.

As to the statements in the second bullet point cited above, the Shamrock Activist Value Fund has publicly disclosed in its Schedule 13D filed on January 21, 2009 its views regarding Texas Industries’ corporate governance policies. Despite a requested meeting with Texas Industries’ Governance Committee to discuss corporate governance practices, that Committee has refused to meet with the Shamrock Activist Value Fund. In addition, Texas Industries’ public statements during earnings calls (some of which are excerpted in the Supplemental Materials) demonstrate not only overpromising and underperformance, but in the Shamrock Activist Value Fund’s view the confusing and somewhat contradictory nature of their statements also illustrates the failure to effectively and transparently communicate to the public.

Further, the Shamrock Activist Value Fund believes that a number of provisions in the company’s charter and bylaws serve to insulate the Board. For example, the Company has a classified Board (meaning directors are only accountable to the shareholders every third year), amendments to the bylaws require a 75% supermajority vote (meaning a minority of the shareholders can veto any bylaw amendment favored by a majority of shareholders), directors are elected through plurality voting (meaning a single vote for any director will elect him or her even if every other vote were cast

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

against their election), shareholders are prohibited from calling meetings and may not act by written consent, and shareholders must comply with complicated advance notice bylaw provisions if they want to nominate directors, including completing questionnaires and signing agreements which are not publicly disclosed and can only be obtained from the company. The Shamrock Activist Value Fund believes that these provisions prevent the shareholders—the true owners of the company—from taking any action the Board does not endorse. Interestingly, the Board has reserved the power to effectuate changes to the foregoing matters by a simple majority vote of the Board.

As to the insularity and long-term comments, we note that of the nine incumbents, all but one have served over three years and five have served for more than five years (including directors who have been on the board for 6 years, 7 years, 18 years and 39 years). When Robert Alpert (a former director who had served for 33 years) was termed off the Board in October of 2008 because he had reached mandatory retirement age, the Company did not nominate a replacement to stand for election at the 2008 annual meeting of shareholders. Instead, this Board waited until after the shareholder meeting and then selected Eugenio Clariond to fill the vacancy. Mr. Clarion previously had served on the Board for 7 years, and also was a member of the board of directors of Chaparral Steel Company, a former subsidiary that Texas Industries spun off to its shareholders in July 2005. The Shamrock Activist Value Fund believes that the duration of the incumbents’ tenures in office, the lack of any meaningful turnover on the Board, and the fact that the most recent vacancy was filled by appointing a former long-term

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

director instead of selecting a new Board member from outside the network of former directors, supports the statement that this is an insular network of long-term board members.

3.        We note that you state: “Shamrock Activist Value Fund and certain of its affiliates and employees may be deemed to be participants . . .” Please revise to identify each participant in the solicitation and each participant’s direct and indirect interests, by security holdings or otherwise. Refer to Rule 14a-12(a)(I)(i). In this regard, please disclose the interests of Ms. Bowen and Mr. Pechota. In addition, please revise your statement that the parties “may be deemed participants.” Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of participant.

The Shamrock Activist Value Fund understands that persons who are “participants” in the solicitation and proxies must be disclosed and their direct or indirect interests in the solicitation must be clearly identified. However, the “may be deemed” language was used because no soliciting activities had been conducted at the time of the filing and it was not clear yet exactly which affiliates and which employees actually would be “participants” in the “solicitation.” Further, we note that Rule 14a-12(a)(1)(i) requires either disclosure of the identity and a description of the direct or indirect interests by security holdings or otherwise or a prominent legend in clear plain language advising security holders where they can obtain that information. The Shamrock Activist Value Fund’s 14a-12 filing included such a legend and clearly directed shareholders to review the Shamrock Activist Value Fund’s 13D filings, which the Shamrock Activist Value Fund believes contain all of the relevant information about the interests of the Shamrock Activist Value Fund and the other likely participants’ interests in the solicitation (including Mr. Pechota and Ms. Bowen). That legend also clearly urged

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

shareholders to review the Shamrock Activist Value Fund’s proxy statement which also will include all required information regarding all participants’ interests in the solicitation. However, to avoid any confusion on this issue, the legend in the Shamrock Activist Value Fund’s most recent 14a-12 filing made on July 2, 2009 states that except as disclosed in the Shamrock Activist Value Fund’s 14a-12 and 13D filings, no participant has any direct or indirect interest, by security holdings or otherwise.

Per your request, we also acknowledge on behalf of the Shamrock Activist Value Fund:

(i) the participant or filing person is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the participant or filing person may not assert staff comments to the defense in any proceeding initiated by the Commission or any person of the federal securities laws of the United States.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities & Exchange Commission

July 7, 2009

Please direct any questions regarding these responses to me at (213) 680-6560. You may also contact me via facsimile at (213) 830-8660 or via email at david.robbins@bingham.com.

Sincerely yours,

/s/ David K. Robbins
David K. Robbins